Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-53180) of Symmetricom, Inc. of our report dated June 3, 2005, with respect to the statements of net assets available for benefits of the Symmetricom Tax Deferred Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Symmetricom Tax Deferred Savings Plan.

By	/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 24, 2005